FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    x         Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____     No   x

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

JA Solar Holdings Co., Ltd.

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

This Form 6-K consists of:

The press release regarding signing cell supply agreement by and between Canadian Solar and JA Solar Holdings Co., Ltd. (the “Registrant”), made by the Registrant in English on April 2, 2007.

JA Solar and Canadian Solar Sign Solar Cell Supply Agreement

Jiangsu and Hebei, China, April 2, 2007 – JA Solar Holdings Co., Ltd. (“JA Solar”) (NASDAQGM: JASO) and Canadian Solar Inc. (“CSI”) (NASDAQ: CSIQ) today announced a supply agreement valued at approximately US$50 million to US$60 million from April to December 2007. Under the agreement, JA Solar will supply solar cells to CSI for use in CSI’s solar modules. Initial deliveries will start immediately.

Dr. Shawn Qu, CSI’s Chairman and Chief Executive Officer, said, “JA Solar is an important strategic supplier to CSI. Securing this additional solar cell supply at a cost meeting our internal target will allow us to fulfill the increased demands from our key customers. CSI continues to ramp up its in-house solar cell manufacturing while maintaining long-term strategic purchasing from a couple of selected supply partners. We believe this balanced supply strategy helps to create a win-win situation and provides us with the ability to quickly respond to demand surges from our customers.”

Samuel Yang, JA Solar’s Chief Executive Officer, commented, “CSI is a good example of the fast growing, high-quality, global manufacturer we continue to successfully partner and grow with. This is an important agreement for both companies.”

About Canadian Solar Inc.

Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar module and customer-designed solar application products serving worldwide customers. CSI is incorporated in Canada but conducts its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information visit www.csisolar.com.

About JA Solar Holdings Co., Ltd.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance, monocrystalline solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information visit www.jasolar.com.

Contacts:

In Jiangsu P.R. China Bing Zhu, Chief Financial Officer Canadian Solar Inc. phone: 86-512-62696755 ir@csisolar.com	In the U.S. David Pasquale The Ruth Group phone: +1-646-536-7006 dpasquale@theruthgroup.com
In Hebei, P.R. China Herman Zhao, Chief Financial Officer JA Solar phone: 86-319-580-0867 ir@jasolar.com

Safe Harbor / Forward-Looking Statements of Canadian Solar Inc.:

Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company's SEC filings, including its registration statement on Form F-1 originally filed on October 23, 2006, as amended. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and CSI undertakes no duty to update such information, except as required under applicable law.

Safe Harbor Statement of JA Solar:

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about JA Solar and the industry. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; demand for solar cell products by consumers, changes in demand from significant customers, level of competition, pricing pressure and declines in average selling price, and other risks as described in JA Solar’s registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. JA Solar undertakes no obligation to update forward-looking statements, except as may be required by law. Although JA Solar believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By /s/ Huaijin Yang

Name:	Huaijin Yang
Title:	Chief Executive Officer

Date: April 4, 2007

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